August 18, 2011

United States Securities and Exchange Commission
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cubist Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2010, Filed February 23, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011, Filed April 29, 2011 File number 000-21379

Dear Mr. Rosenberg:

Cubist Pharmaceuticals, Inc. (“Cubist” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 27, 2011 (the “Comment Letter”), with regards to the Company’s Form 10-K for the year ended December 31, 2010, filed with the Commission on February 23, 2011, and Form 10-Q for the quarterly period ended March 31, 2011, filed with the Commission on April 29, 2011 (“Q1 2011 Form 10-Q”).

For the convenience of the Staff, set forth below is the heading and text of each of the Staff’s comments noted in the Comment Letter in italicized font, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Commitments and Contingencies

Contractual Obligations, page 78

1.     Please provide us a revised contractual obligations table to be included in future periodic reports that includes contingent obligations, such as milestones and contingent consideration on acquisitions.  The table should be supplemented with a discussion of events that would trigger these contingent payments.

Response:

The Company notes that the timing of substantially all of the Company’s contingent milestone payments is dependent on future events that have a high degree of uncertainty of occurring. These milestones primarily include the commencement and results of clinical trials, obtaining regulatory approval in various jurisdictions, and the future commercial success of development programs, the outcome and timing of which are difficult to predict and subject to significant uncertainty.  As a result, the Company is unable to reliably estimate the timing of substantially all of the milestone payments or whether the milestones will be achieved at all.  However, because it is reasonably possible that the Company could be required to make milestone payments at some time in the future, the Company respectfully proposes to address the Staff’s comment by including both (a) amounts for which the Company can reliably estimate the timing of payment in the contractual obligations table and (b) a narrative disclosure of the aggregate amount of the remaining milestone payments that are reasonably possible to occur.  The Company proposes to include the following disclosure (in substantially the form as follows) in its next periodic report that is required to include a contractual obligations table, which is expected to be the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, to be updated for an accurate reflection of facts and circumstances in existence at the time of the Company’s filing (note that the underlined text is disclosure that is additional to the Company’s existing disclosure):

Contractual obligations represent future cash commitments and liabilities under agreements with third parties. The following summarizes our significant contractual obligations at December 31, 2010, and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	1 Year or Less	2 -3 Years	4 - 5 Years	More than 5 Years	Total
	(in millions)
Convertible senior and subordinated notes (1)	$—	$109.2	$—	$450.0	$559.2
Interest on convertible senior and subordinated notes (1)	13.9	26.2	22.5	22.5	85.1
Operating leases (2)	6.0	11.0	10.8	1.9	29.7
Royalty payments due to Eli Lilly (3)	49.2	—	—	—	49.2
Inventory purchase obligations (4)	54.1	30.7	—	—	84.8
Clinical trial payment obligations (5)	27.1	18.6	—	—	45.7
Contingent consideration obligations (6)	70.0	—	—	—	70.0
Other purchase obligations (7)	53.8	—	—	—	53.8
Total contractual cash obligations	$274.1	$195.7	$33.3	$474.4	$977.5

(1)           The convertible senior and subordinated notes consist of a remaining $450.0 million aggregate principal amount of our 2.50% Notes, due in November 2017, and a remaining $109.2 million aggregate principal amount of our 2.25% Notes, due in June 2013. The 2.50% Notes require semi-annual interest payments beginning in May 2011 through maturity, and the 2.25% Notes require semi-annual interest payments through maturity.

(2)           Our operating leases consist of approximately 178,000 square feet of office and data center space at 45 and 55 Hayden Avenue in Lexington, Massachusetts, pursuant to a term lease that expires in September 2012 for approximately 20,000 square feet, and April 2016 for approximately 158,000 square feet.

(3)           The royalty payments listed above represent amounts expected to be owed to Eli Lilly on sales of CUBICIN through December 31, 2010. Committed payments do not reflect the impact of royalties on future sales of CUBICIN because we are unable to reliably estimate total CUBICIN sales on which royalties would be due.

(4)           The inventory purchase obligations listed above represent purchases for the manufacturing of CUBICIN API by our supplier, ACSD, under the amended manufacturing and supply agreement, as discussed in note (6) below, as well as payments for converting CUBICIN API into its finished, vialed and packaged formulation.

(5)           The clinical trial payment obligations listed above primarily represent amounts owed to our CROs, and independent clinical investigators related to clinical trials of candidates in our product pipeline, as well as amounts owed to our third-party service provider for the purposes of conducting clinical trials on our behalf related to CXA-201. We executed an agreement with this service provider in November 2010 under which payments are expected to be made through 2013.

(6)           The contingent consideration obligations included above represent amounts for which we can reliably estimate the timing and amount of payments expected to be made to the former stockholders of Calixa upon the achievement of certain development milestones with respect to CXA-201 in connection with our acquisition of Calixa. These contingent consideration obligations have not been probability-adjusted or discounted.  The total undiscounted amounts potentially payable to the former stockholders of Calixa, in excess of amounts included in the table above, is $220.0 million, the payment of which is contingent upon the achievement of certain development, regulatory and sales-based milestones.

(7)           The other purchase obligations listed above primarily represent expected future payments for continued expansion of our facilities in Lexington, Massachusetts, for which we entered into a final design and construction agreement with our design/builder in November 2010 to construct an additional 104,000 square feet of laboratory and associated administrative space expected to be completed in 2012. Other purchase obligations also include payments pursuant to research funding and collaboration agreements and payments related to the expansion at ACSD’s CUBICIN API manufacturing facility, which is intended to increase the capacity of the facility. Under the manufacturing and supply agreement with ACSD, as amended in November 2009, we have agreed to a project plan for the process, equipment and associated plant improvements and expansion of the facility, reimbursement of costs related to these activities and a new CUBICIN API pricing schedule based on payments in Euros to ACSD that can be updated in the event that future facility or process improvements are implemented. The expected payments for the reimbursement of expansion costs and for minimum inventory purchase obligations have been translated to U.S. dollars using the exchange rate between U.S. dollars and Euros at December 31, 2010.

In addition to the commitments discussed above, we have commitments to make potential future milestone payments to third parties under our license and collaboration arrangements.  A total of $339.6 million of these payments are reasonably possible to occur in the future.  These payments relate to our license agreement with Astellas and our pre-clinical collaborations with Forma and Hydra, and include $70.6 million for development milestones, $54.0 million for regulatory milestones and $215.0 million for sales-based milestones.  These milestones primarily include the commencement and results of clinical trials, obtaining regulatory approval in various jurisdictions, and the future commercial success of development programs, the outcome and timing of which are difficult to predict and subject to significant uncertainty. In addition to the milestones discussed above, we are obligated to pay royalties on future sales, which are contingent on generating levels of sales of future products that have not been achieved and may never be achieved. Since we are unable to reliably estimate the timing and amounts of such milestone and royalty payments, or whether they will occur at all, these contingent payments have been excluded from the table above.   See Note C., “Business Agreements,” in the accompanying notes to consolidated financial statements for additional information regarding our license, collaboration and acquisition arrangements.

Reserves for unrecognized tax benefits of $7.4 million have also been excluded from the table above due to the inability to predict the timing of tax audit resolutions.

Notes to Consolidated Financial Statements

L. Commitments and Contingencies, page 134

2.     You disclose that you have a fee arrangement with WilmerHale to pay them a fixed monthly fee over the course of your patent infringement lawsuit against Teva Pharmaceuticals and a potential additional payment based on the ultimate outcome of the lawsuit. Please provide us proposed disclosure to be included in future periodic reports of the range of the potential additional payment that you could make and the facts and circumstances that could trigger the additional payment.

Response:

The Company respectfully advises the Staff that on April 4, 2011, subsequent to the filing of the Form 10-K for the year ended December 31, 2010, the Company entered into a settlement agreement with Teva Parenteral Medicines Inc. and its affiliates resolving the aforementioned patent infringement lawsuit.  As a result, the Company paid WilmerHale $1.4 million in full satisfaction of the additional payment provisions of the fee arrangement.  The Q1 2011 Form 10-Q included disclosure of the accrual of this $1.4 million, which was in excess of amounts accrued as of December 31, 2010, under the fee arrangement.  As there are no additional payments possible under this fee arrangement, the Company does not expect to include disclosure of the arrangement with WilmerHale in its future periodic reports.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Notes to the Condensed Consolidated Financial Statements

A. Basis of Presentation and Accounting Policies

Revenue Recognition

Milestones, page 9

3.     We refer to your policy “Milestone payments are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: (i) the milestone payments are non-refundable; (ii) there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; (iii) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item by the vendor; (iv) the milestone relates solely to past performance; and (v) the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone.” Provide us proposed disclosure to be included in future periodic reports to clarify your policy as necessary to address the following:

•      That your policy complies with ASC 605-28-25-2.c. which requires the milestone to be reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) with the arrangement.

•      If by “vendor’s” and “vendor” in item (iii) of your policy, whether you mean Cubist.

•      How item (v) of your policy relates to ASC 605-28-25-2.

Response:

In response to the Staff’s comment, the Company confirms that its policy for the revenue recognition of milestones complies with ASC 605-28-25-2.c and proposes to revise its disclosure with respect to item (v) of its original disclosure to reflect its policy accordingly.   The Company also confirms that by use of the terms “vendor’s” and “vendor” the Company is referring to Cubist.  Accordingly, the Company proposes to revise its disclosure in future periodic reports to substantially reflect the following:

Consideration for events that meet the definition of a milestone in accordance with the accounting guidance for the milestone method of revenue recognition is recognized as revenue in its entirety in the period in which the milestone is achieved only if all of the following conditions are met: (i) the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item as a result of a specific outcome resulting from the Company’s performance to achieve the milestone; (ii) the consideration relates solely to past performance; and (iii) the amount of the milestone consideration is reasonable relative to all of the deliverables and payment terms, including other potential milestone consideration, within the arrangement.

The Company acknowledges the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W.J. McGirr

David W.J. McGirr
Senior Vice President and Chief Financial Officer

cc:           Michael W. Bonney, President and Chief Executive Officer

Tamara L. Joseph, Senior Vice President, General Counsel and Secretary